UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

       For the month of November, 2008

       Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 17, 2008

                                          TARO PHARMACEUTICAL INDUSTRIES LTD.

                                          By:   /s/ Tal Levitt
                                                --------------
                                                Name: Tal Levitt
                                                Title: Director and Secretary

                                                           Taro Pharmaceutical
                                                              Industries Ltd.



                                                            Barrie Levitt, M.D.
                                                          Chairman of the Board




November 16, 2008


Dear Shareholder:



Attached please find notice of the Annual General Meeting of Shareholders of Taro Pharmaceutical Industries Ltd. ("Taro" or the "Company"), accompanied by a proxy statement and proxy card.

At the Annual General Meeting you will be asked to elect eight directors to the Board of Directors and reappoint the Company's independent auditors, Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global.

Your vote is important! Whether or not you plan to attend the meeting in person, we urge you to sign, date and return the enclosed proxy card promptly. You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials. You may, of course, attend the meeting and vote in person even if you have previously mailed your proxy card.


By Order of the Board of Directors,


/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman of the Board of Directors

                       TARO PHARMACEUTICAL INDUSTRIES LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                               Haifa Bay, Israel
                                                               November 16, 2008

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Taro Pharmaceutical Industries Ltd. (the "Company") will be held on December 31, 2008, at 8:00 a.m. (Israel time), at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel, for the following purposes:

1.   To elect eight directors to the Board of Directors of the Company.

2. To reappoint the Company's independent registered public accounting firm and to authorize the Company's Audit Committee to fix the remuneration of the Company's independent registered public accounting firm in accordance with the volume and nature of their services.

3. To discuss the current status of the Company's Consolidated Financial Statements for the years ended December 31, 2006 and December 31, 2007.

Shareholders of record at the close of business on November 21, 2008, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials. Shareholders who subsequently revoke their proxies may vote their shares in person.

By Order of the Board of Directors,


/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman of the Board of Directors

                       TARO PHARMACEUTICAL INDUSTRIES LTD.

                                14 Hakitor Street
                             Haifa Bay 26110, Israel

                           ---------------------------

                                 PROXY STATEMENT

                           ---------------------------

This Proxy Statement is furnished to the holders of Ordinary Shares, nominal
(par) value NIS 0.0001 each (the "Ordinary Shares"), of Taro Pharmaceutical Industries Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 31, 2008, at 8:00 a.m. (Israel time) at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel.

It is proposed that, at the Meeting, the following matters be considered: (i) to elect eight directors to the Board of Directors of the Company and (ii) to reappoint the Company's independent registered public accounting firm and to authorize the Company's Audit Committee to fix their remuneration in accordance with the volume and nature of their services. The Company will also discuss the status of its audited financial statements for the years ended December 31, 2006 and December 31, 2007.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on November 21, 2008, will be entitled to vote at the Annual General Meeting. Proxies are being mailed to shareholders on or about November 21, 2008 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefor. The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

                         Item 1 - ELECTION OF DIRECTORS

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election, as directors of the Company, of the eight nominees named below who shall hold office until the next Annual General Meeting, unless such director's office is earlier vacated under any relevant provision of the Articles of Association of the Company.

The list of nominees is as follows:


1.      Heather Douglas
2.      Micha Friedman
3.      Eric Johnston
4.      Gad Keren
5.      Barrie Levitt
6.      Tal Levitt
7.      Daniel Moros
8.      Myron Strober

Pursuant to the Israel Companies Law 1999 (the "Companies Law"), the Company is required to have at least two directors who meet the independence criteria of the Companies Law ("Statutory Independent Directors"). The Company's Statutory Independent Directors are presently Ben Zion Hod and Haim Fainaro, who were elected by the shareholders on July 27, 2006, for three-year terms ending on July 31, 2009, and August 28, 2009, respectively. Therefore, assuming adoption of the Resolution set forth below, the Company's Board of Directors will comprise a total of 10 directors.

The Board of Directors will present the following Resolution at the Annual General Meeting:

        "RESOLVED, that Heather Douglas, Micha Friedman, Eric Johnston, Gad Keren, Barrie Levitt, Tal Levitt, Daniel Moros and Myron Strober be, and are hereby elected to serve as directors of the Company until the next Annual General Meeting of Shareholders."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting, in person or by proxy, and voting thereon is necessary for approval of this Resolution.

Item 2 - APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, has been nominated by the Company's Audit Committee for reappointment as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

The Board of Directors will present the following Resolution at the Annual

General Meeting:

        "RESOLVED, that the Company's independent registered public accounting firm, Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, be and hereby is reappointed as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008, and that the Audit Committee be, and hereby is, authorized to fix the remuneration of said independent registered accounting firm in accordance with the volume and nature of their services."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting, in person or by proxy, and voting thereon is necessary for approval of this Resolution.



Item 3 - FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEARS ENDED
                 DECEMBER 31, 2006 AND DECEMBER 31, 2007

As of the date of this Notice and Proxy Statement, the Company has not yet received the audited Consolidated Financial Statements for the years ended December 31, 2006 and December 31, 2007, from its independent registered public accounting firm.

When the Company receives the audited Consolidated Financial Statements from its independent registered public accounting firm and completes its filing of its Annual Report on Forms 20-F with the SEC for the years ended December 31, 2006 and/or December 31, 2007, the Forms 20-F, which include the Consolidated Financial Statements, will be available for shareholder review on the SEC's website and at www.taro.com.




BY ORDER OF THE BOARD OF DIRECTORS,


/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman of the Board of Directors


Dated: November 16, 2008

                 TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE
--------------------------------------------------------------------------------


                       TARO PHARMACEUTICAL INDUSTRIES LTD.

      PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 31, 2008
         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
                       TARO PHARMACEUTICAL INDUSTRIES LTD.

     The undersigned hereby appoints Hannah Bayer, Zahava Rafalowicz and Samuel P Rubinstein, and each or any of them, with full power of substitution and revocation to each of them, the attorney, agent and proxy of the undersigned, as to all Ordinary Shares of TARO PHARMACEUTICAL INDUSTRIES
R LTD. (the "Company") which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel on Wednesday,
O December 31, 2008 at 8:00 a.m. (Israel time) and at any and all adjournments thereof, to vote as fully and with the same force and effect as the undersigned might or could do if personally present and acting, with
X    respect to the matters on the reverse side.


Y IF NO DIRECTIONS ARE INDICATED THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS ON THE REVERSE SIDE AND AS DETERMINED BY THE HOLDERS OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS TO COME BEFORE THE MEETING.


                 (To be Continued and Signed on the Other Side)

        TARO PHARMACEUTICAL INDUSTRIES LTD. OFFERS STOCKHOLDERS OF RECORD
                          THREE WAYS TO VOTE VIA PROXY

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had returned your proxy card by mail. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

    TELEPHONE VOTING              INTERNET VOTING             VOTING BY MAIL

 This method of voting is    Visit the Internet voting      Simply sign and date
 available for residents     Web site at                    your proxy card and
 of the U.S. and Canada.     http://proxy.georgeson.com.    return it in the
 On a touch tone             Have this proxy card ready     postage-paid
 telephone, call TOLL        and follow the instructions    envelope to Taro
 FREE 1-800-732-4052, 24     on your screen. You will       Pharmaceutical
 hours a day, 7 days a       incur only your usual          Industries Ltd. c/o
 week. Have this proxy       Internet charges. Available    Georgeson Inc., Wall
 card ready, then follow     24 hours a day, 7 days a       Street Station, P.O.
 the prerecorded             week until 1:00 a.m. EDT on    Box 1102, New York,
 instructions. Your vote     December 29, 2008.             NY 10269-0667. If
 will be confirmed and                                      you are voting by
 cast as you have                                           telephone or the
 directed. Available 24                                     Internet, please do
 hours a day, 7 days a                                      not mail your proxy
 week until 1:00 a.m. EDT                                   card. Your proxy
 on December 29, 2008.                                      card must be
                                                            received on or
                                                            before 1:00 a.m. EDT
                                                            on December 29,
                                                            2008.






 DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED ONLY IF YOU ARE VOTING
                                 BY MAIL
--------------------------------------------------------------------------------

[ X ] Please mark
      votes as in
      this example.

--------------------------------------------------------------------------------
   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.
--------------------------------------------------------------------------------

1. Election of Directors

   01 Heather Douglas         05 Barrie Levitt           FOR  WITHHOLD  FOR ALL
   02 Micha Friedman          06 Tal Levitt              ALL     ALL     EXCEPT
   03 Eric Johnston           07 Daniel Moros           [   ]   [   ]    [   ]
   04 Gad Keren               08 Myron Strober

   To withhold authority to vote for any individual nominee(s) mark "For All Except" and write the number(s) of the nominee(s) on the line below.

   ----------------------------------------------------
2. Reappoint Kost Forer Gabbay & Kasierer, Certified     FOR   AGAINST  ABSTAIN
   Public Accountants (Israel), a member of Ernst &     [   ]   [   ]    [   ]
   Young Global, as the Company's independent registered public accounting firm and authorize the Audit Committee to fix the remuneration of said independent registered public accounting firm.

--------------------------------------------------------------------------------



                                       Dated:
                                              ---------------------------, 2008

                                       ----------------------------------------
                                       Signature:

                                       ----------------------------------------
                                       Signature if held jointly

                                       Please  sign this  proxy  card and return
                                       it  promptly,  whether or not you plan to
                                       attend  the  meeting.  If  signing  for a
                                       corporation  or  partnership or as agent,
                                       attorney  or   fiduciary,   indicate  the
                                       capacity in which you are signing. If you do attend the meeting and decide to vote by ballot, such vote will supersede this proxy.